SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2001.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Resource Recovery 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

    Resource Recovery
    401(k) Plan

    Independent Auditors' Report

    Financial Statements
    As of December 31, 2001 and 2000
    and for the Year Ended December 31, 2001
    Supplemental Schedule
    December 31, 2001

RESOURCE RECOVERY 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                              2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2001                                            3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE-

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets at End
     of Year as of December 31, 2001                                          8

INDEPENDENT AUDITORS' REPORT


Resource Recovery 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Resource Recovery 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 10, 2002

RESOURCE RECOVERY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                        2001             2000

ASSETS:
  Investments (Note 3)                               $43,559,086     $48,363,668
                                                     -----------     -----------

 Receivables:
   Employer contributions                                 22,328          80,252
   Participant contributions                              77,930         194,478
                                                         -------         -------

           Total receivables                             100,258         274,730
                                                        --------         -------

NET ASSETS AVAILABLE FOR BENEFITS                    $43,659,344     $48,638,398
                                                     ===========     ===========


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



ADDITIONS:
  Additions to net assets attributed to-
      Interest and dividends                                     $ 1,294,691


    Contributions:
      Participant                                                  3,935,716
      Employer                                                     1,547,813
      Rollovers                                                      150,804
                                                                 -----------

          Total additions                                          6,929,024
                                                                 -----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)        (8,208,977)
    Administrative expenses                                          (39,413)
    Distributions to participants                                 (3,585,803)
    Net transfer to other plans                                      (73,885)
                                                                 -----------

           Total deductions                                      (11,908,078)
                                                                 -----------

NET DECREASE IN NET ASSETS AVAILABLE                              (4,979,054)
  FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                               48,638,398
                                                                 -----------

  END OF YEAR                                                    $43,659,344
                                                                 ===========


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

       The following is a description of the Resource Recovery 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is a defined contribution employee savings plan providing for both employer and participant contributions. Prior to adoption of the Plan on January 1, 1999, Covanta Energy Services, Inc. (the "Company,") was included in the Ogden 401(k) Plan (the "Prior Plan"). It was determined that it was in the best interest of the Company and its employees to adopt the Plan, such plan being substantially similar to, and a continuation of the Prior Plan. Accordingly, effective January 1, 1999 the Prior Plan assets pertaining to the Company were transferred to the Plan. All service credited to an individual as a participant under the Prior Plan was credited to such individual under the Plan; provided, that such individual became a participant of the Plan on or after January 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Effective January 31, 2000, all of the assets and outstanding loans of the Plan were transferred from American Express Trust Company (the "Prior Trustee") to T. Rowe Price Trust Company (the "Trustee"). The sponsor of the Plan, the Company, determined that it would be in the best interest of the Company and the Plan, for the assets and outstanding loans to be held by a separate trustee from the Prior Trustee.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Covanta Energy Group, Inc. ("CEG") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and interpretation of the Plan.

         The Company's Investment Committee (the "Investment Committee") has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

         The Plan was amended, effective January 1, 2002, to exclude from participation any employee who is eligible to participate in the newly adopted Covanta Energy Savings Plan. In addition, no participant who is eligible to participate in the Covanta Energy Savings Plan is permitted to make an employee contribution or rollover contribution to the Plan and no employer contribution can be made with respect to participants who are eligible to participate in the Covanta Energy Savings Plan. The Company intends to move existing account balances into the Covanta Energy Savings Plan.

         The Company is a wholly owned subsidiary of Covanta Energy Corporation ("Covanta"), which has announced a financial restructuring plan resulting from its comprehensive review of strategic alternatives. As the first element of that plan, on April 1, 2002, Covanta and 123 of its domestic subsidiaries (the "Debtors"), which includes the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). CEG was not included in these filings of the voluntary petitions for reorganization. The Debtors are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors' dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with the terms of their debtor in possession financing facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability and that of the Company and CEG to each continue as going concerns. The Debtors' debtor in possession financing facility includes provisions enabling Covanta and its subsidiaries, including CEG, to obtain funding for making employer matching contributions to the Plan (see Note 1 (d)).

         As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. Also, on May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

     c. Participation - Employees of participating companies, except those who are not covered under a collective bargaining agreement with a recognized union (or who are paid on an hourly basis and designated as ineligible), who have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed 12 months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 2001 and 2000, participant pre-tax contribution could each not exceed $10,500 in accordance with Internal Revenue Service ("IRS") regulations. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation which is contributed based on participant investment elections.

         A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

         o  100 percent in one of the investment funds; or

         o in more than one investment fund allocated in multiples of 1 percent.

     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the participant's total vested account balance (including outstanding loans, if any,) minus the current loan balance or $50,000 reduced by the excess if any, of the highest outstanding balance of loans during the preceding 12 months, even if repaid over the outstanding balance of loans from Plan to the participant on the date on which such a loan is made, not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of one year and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants were prohibited from borrowing funds accumulated in the Covanta Stock Fund. The maximum number of loans outstanding at one time for an employee is two loans with only one of the outstanding loans being a residential loan. The loan interest rate is based on the prime rate plus 1% on the first business day of each month. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

     f. Vesting - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                   Percent
              Years of Vesting Service in the Plan                  Vested

              Less than one year of vesting service                    0%
              One but less than two years of vesting service          20
              Two but less than three years of vesting service        40
              Three but less than four years of vesting service       60
              Four but less than five years of vesting service        80
              Five or more years of vesting service                  100

         Participant contributions are immediately 100% vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 5 years of credited service.

     h. Form of Benefits - A participant can only receive payout through lump sum cash distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. Investment Funds - Plan assets are held by T. Rowe Price Trust Company. All investments are participant-directed.

     b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the T. Rowe Price U.S. Treasury Money Fund are stated at cost plus investment income, which approximates fair value. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's stock. The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") which invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

     c. Distributions to Participants - Benefit payments to participants are recorded when paid.

     d. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

     e. Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     f. Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

     g. Accounting for Derivative Instruments - The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Effective January 1, 2001, the Plan adopted this statement. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan for the year ended December 31, 2001.

3.   INVESTMENTS

         The following is a summary of the Plan's investments held by the Trustee at December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:


                                                      2001            2000
   Investments at fair value:
     *Covanta Stock Fund                         $ 2,189,425     $ 5,440,134
     *Stable Value Fund                            5,865,195       5,688,474
      Fidelity Magellan Fund                       8,821,348       9,837,890
     *T. Rowe Price Balanced Fund                  3,136,425       3,170,106
     *T. Rowe Price Blue Chip Growth Fund          2,466,226       2,756,836
     *T. Rowe Price Equity Index 500 Fund          7,682,187       9,596,725
     *T. Rowe Price Spectrum Income Fund           2,609,572       2,420,617
     *Loan Fund                                    4,121,772       3,901,875

     *Permitted party-in-interest

         During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $8,208,977 as follows:

      Fidelity Magellan Fund                                   $(1,301,819)
     *T. Rowe Price International Stock Fund                      (503,556)
     *T. Rowe Price Equity Income Fund                             (20,779)
     *Covanta Stock Fund                                        (3,530,776)
     *T. Rowe Price Balanced Fund                                 (276,085)
     *T. Rowe Price New Horizons Fund                              (52,338)
     *T. Rowe Price Spectrum Income Fund                           (42,984)
     *T. Rowe Price Blue Chip Growth Fund                         (377,618)
     *T. Rowe Price Equity Index 500 Fund                       (1,200,207)
     *T. Rowe Price Small-Cap Value Fund                            70,559
     *T. Rowe Price Science & Technology Fund                     (960,318)
     *T. Rowe Price Mid-Cap Growth Fund                            (13,056)
                                                               ------------
                                                               $(8,208,977)
                                                               ============
     *Permitted party-in-interest

4.   INVESTMENT CONTRACTS

         The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2001 for the various investment contracts ranged from
         4.85 percent to 7.83 percent. The average yield of the Stable Value Fund for the year ended December 31, 2001 was 5.42 percent.

5.   PLAN TERMINATION

         The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

         The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

6.   FEDERAL INCOME TAX STATUS

         The Plan has not yet received a favorable determination letter, however, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   PARTY-IN-INTEREST TRANSACTIONS

         The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange (see Note 1).

         The Plan invests in certain mutual funds managed by the Trustee.

         Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

         These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******

RESOURCE RECOVERY 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD  AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                       Description        Number of         Market
      Identity of Issue                               of Investment     Share / Units       Value

MUTUAL FUNDS AND GUARANTEED
 INVESTMENT CONTRACTS ("GIC")
  *T. Rowe Price Equity Income Fund                     Mutual Fund         22,780        $ 538,743
  *Stable Value Fund                                    GIC              5,865,195        5,865,195
   Fidelity Magellan Fund                               Mutual Fund         87,278        8,821,348
  *T. Rowe Price International Stock Fund               Mutual Fund        148,290        1,629,487
  *T. Rowe Price Balanced Fund                          Mutual Fund        179,327        3,136,425
  *T. Rowe Price Spectrum Income Fund                   Mutual Fund        246,186        2,609,572
  *T. Rowe Price Blue Chip Growth Fund                  Mutual Fund         85,130        2,466,226
  *T. Rowe Price Equity Index 500 Fund                  Mutual Fund        249,048        7,682,187
  *T. Rowe Price Small-Cap Value Fund                   Mutual Fund         34,657          785,322
  *T. Rowe Price New Horizons Fund                      Mutual Fund         47,809        1,081,908
  *T. Rowe Price Science & Technology Fund              Mutual Fund         81,036        1,695,291
  *T. Rowe Price Mid-Cap Growth Fund                    Mutual Fund         13,126          517,163

MONEY FUNDS-
  *T. Rowe Price U.S. Treasury Money Fund               Money Fund         419,022          419,022

COMMON STOCKS -
  *Covanta Stock Fund                                   Common Stock       483,132        2,189,425

PARTICIPANT LOANS -
 *Notes receivable from participants (with interest
  from 6.5% to 10.50%; maturity from 2002 to 2010)      Loans              N/A            4,121,772

TOTAL ASSETS HELD FOR INVESTMENTS                                                       $43,559,086
                                                                                        ===========


*Permitted party-in-interest.

Cost information is not required for participants-directed investments and, therefore, is not included.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resource Recovery 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     Resource Recovery 401(k) Plan


Date:  July 15, 2002                By: /s/ Louis M. Walters
       -------------------------     -------------------------------------------
                                     Louis M. Walters
                                     Member of the Resource Recovery 401(k) Plan
                                     Administrative Committee

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
---------------------    -------------------------------------------------------

23.1                     Consent of Independent Auditors